FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of   November, 2003

Commission File Number   0-13942

MAGNA INTERNATIONAL INC.

(Exact name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.   Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC.
(Registrant)

Date: November 5, 2003

By:_____/s/J. Brian Colburn_____
J. Brian Colburn, Executive Vice-President, Special
Projects and Secretary

EXHIBITS

Exhibit 99   Press release issued November 5, 2003 in which the Registrant announced its interim unaudited financial results for the third quarter and nine month period ended September 30, 2003 and declared its quarterly dividend in the amount of U.S.$0.34 per Class A Subordinate Voting Share and Class B share.

EXHIBIT 99



Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel   (905) 726-2462
Fax   (905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES THIRD QUARTER AND
YEAR TO DATE RESULTS

November 5, 2003, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG.A, MG.B; NYSE: MGA) today reported sales, profits and earnings per share for the third quarter and nine-month period ended September 30, 2003.

	THREE MONTHS ENDED		NINE MONTHS ENDED	
	Sept 30, 2003	**Sept 30, 2002**	**Sept 30, 2003**	**Sept 30, 2002**
Sales	$ 3,566	$ 2,962	$10,722	$ 8,979
Net income [1]	$ 48	$ 132	$ 384	$ 444
Net income from continuing operations[1],[2]	$ 122	$ 138	$ 451	$ 446
Net income from operations[3]	$ 122	$ 117	$ 458	$ 440
Diluted earnings per share [1]	$ 0.44	$ 1.40	$ 3.84	$ 4.74
Diluted earnings per share from continuing operations [1],[2]	$ 1.21	$ 1.46	$ 4.54	$ 4.76
Diluted earnings per share from operations [3]	$ 1.22	$ 1.24	$ 4.62	$ 4.69

(1)   Net income, net income from continuing operations, diluted earnings per share and diluted earnings per share from continuing operations have been prepared in accordance with Canadian Generally Accepted Accounting Principles ["Canadian GAAP"].

(2)   Net income from continuing operations and diluted earnings per share from continuing operations reflect the disclosure of Magna Entertainment Corp. ("MEC") as discontinued operations until August 29, 2003. On September 2, 2003, the Company distributed 100% of the Class A Subordinate Voting and Class B Shares of MI Developments Inc. ("MID") to the Company's shareholders of record as of August 29, 2003.

(3)   The Company measures and presents net income from operations and diluted earnings per share from operations because they are measures that are widely used by analysts and investors in evaluating the operating performance of the Company. However, net income from operations and diluted earnings per share from operations do not have any standardized meaning under Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Net income from operations for the nine months and three months ended September 30, 2003 is based on net income but excludes non-cash impairment losses of $68 million related to MEC and $6 million related to certain real estate properties of MID, associated with the distribution of shares of MID on September 2, 2003. Diluted earnings per share from operations for the nine months and three months ended September 30, 2003 are based on diluted earnings per share but exclude the non-cash impairment losses described above.

Net income from operations for the nine months ended September 30, 2002 is based on net income but excludes ownership dilution gains and losses from public subsidiary share issuances totaling a net gain of $4 million. Diluted earnings per share from operations for the nine months ended September 30, 2002 are based on diluted earnings per share, but exclude the ownership dilution gains and losses described above and an $11 million charge to retained earnings related to foreign exchange on the redemption of the 4.875% Convertible Subordinated Debentures.

Net income from operations for the three months ended September 30, 2002 is based on net income but excludes ownership dilution gains from public subsidiary share issuances totaling $15 million. Diluted earnings per share from operations for the three months ended September 30, 2002 are based on diluted earnings per share, but exclude the ownership dilution gains described above.

For more information see notes 2, 3, 4 and 5 to the Third Quarter Consolidated Financial Statements attached.

See Appendix A for pro forma consolidated statements of income which are presented assuming that the MID distribution had been completed as of December 31, 2001.

All results are reported in millions of U.S. dollars, except per share figures.

THREE MONTHS ENDED SEPTEMBER 30, 2003

The Company posted sales of $3.6 billion for the third quarter ended September 30, 2003, an increase of 20% over the third quarter of 2002. The higher sales level in the third quarter of 2003 reflects increases of 22% in North American content per vehicle and 42% in European content per vehicle over the comparable quarter in 2002. The increase in content per vehicle in North America was largely attributable to new product launches, the strengthening of the Canadian dollar against the U.S. dollar and acquisitions completed subsequent to the third quarter of 2002. The increase in content per vehicle in Europe was largely attributable to new product launches, the strengthening of the euro and British pound against the U.S. dollar and acquisitions completed subsequent to the third quarter of 2002. During the third quarter of 2003, North American vehicle production declined approximately 5% and European vehicle production increased approximately 2% from the comparable quarter.

The Company earned net income from operations for the third quarter ended September 30, 2003 of $122 million, representing an increase over the comparable quarter of 4% or $5 million. Net income and net income from continuing operations for the third quarter ended September 30, 2003 were $48 million and $122 million, respectively.

Diluted earnings per share from operations were $1.22 for the third quarter ended September 30, 2003, compared to $1.24 for the quarter ended September 30, 2002. Diluted earnings per share from operations for the third quarter of 2003 reflects an increase in net income offset by a higher average number of diluted shares outstanding substantially due to the Donnelly acquisition, which added approximately 5.2 million shares in the fourth quarter of 2002. Diluted earnings per share and diluted earnings per share from continuing operations for the third quarter ended September 30, 2003 were $0.44 and $1.21, respectively.

The Company generated cash from operations before changes in non-cash working capital of $310 million and invested $391 million in non-cash working capital in the third quarter of 2003. The investment in non-cash working capital was primarily attributable to new program launches and the delayed timing of cash receipts to the fourth quarter of 2003. Total investment activities for the third quarter of 2003 were $249 million, including $188 million in fixed asset additions, $8 million to purchase subsidiaries, and a $53 million increase in other assets.

Belinda Stronach, Magna's President and Chief Executive Officer stated: "We reported strong third quarter results, despite lower vehicle production in North America and costs to support the heavy program launch activity ongoing in both North America and Europe. We continue to focus on the execution of successful launches, including the all-new BMW X3 currently underway at Magna Steyr."

NINE MONTHS ENDED SEPTEMBER 30, 2003

Sales for the nine months ended September 30, 2003 were $10.7 billion, an increase of 19% over the nine months ended September 30, 2002. The higher sales level for the first nine months of 2003 reflects increases of 20% in North American content per vehicle and 36% in European content per vehicle over the first nine months of 2002. During the first nine months of 2003, North American vehicle production declined approximately 4% and European vehicle production increased approximately 1% from the comparable period.

The Company earned net income from operations for the nine months ended September 30, 2003 of $458 million, representing an increase over the nine months ended September 30, 2002 of 4% or $18 million. Net income and net income from continuing operations for the nine months ended September 30, 2003 were $384 million and $451 million, respectively.

Diluted earnings per share from operations were $4.62 for the nine months ended September 30, 2003, compared to $4.69 for the nine months ended September 30, 2002. Diluted earnings per share and diluted earnings per share from continuing operations for the nine months ended September 30, 2003 were $3.84 and $4.54, respectively.

During the nine months ended September 30, 2003, the Company generated cash from operations before changes in non-cash working capital of $961 million and invested $620 million in non-cash working capital. Total investment activities for the first nine months of 2003 were $624 million, including $499 million in fixed asset additions, $8 million to purchase subsidiaries, and a $117 million increase in other assets.

OTHER MATTERS

The Company also announced that its Board of Directors today declared its regular quarterly dividend with respect to its outstanding Class A Subordinate Voting Shares and Class B Shares in respect of the fiscal quarter ended September 30, 2003. The dividend of U.S. $0.34 per share is payable on December 15, 2003 to shareholders of record on November 28, 2003.

2003 OUTLOOK

For the fourth quarter of 2003, the Company expects average dollar content per vehicle to range between $560 and $575 in North America and between $390 and $410 in Europe. In addition, the Company has assumed that fourth quarter 2003 vehicle production volumes will be approximately 3.9 million units in North America and 3.7 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, current exchange rates, the above volume assumptions and anticipated tooling and other automotive sales, Magna expects its automotive sales for the fourth quarter of 2003 to be between $4.0 billion and $4.2 billion. The Company expects diluted earnings per share from operations to be in the range of $1.50 to $1.70, compared to pro forma diluted earnings per share from operations, excluding impairment charges, for the fourth quarter of 2002 (as disclosed in Appendix A) of $1.43.

The Company expects full year 2003 average dollar content per vehicle to range between $515 and $520 in North America and between $320 and $325 in Europe. Further, the Company has assumed 2003 vehicle production volumes will be approximately 15.9 million units in North America and approximately 16.0 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, current exchange rates, the above volume assumptions and anticipated tooling and other automotive sales, Magna expects its automotive sales for the full year 2003 to range from $14.6 billion to $14.9 billion, compared to 2002 automotive sales of $12.4 billion, and diluted earnings per share from operations for 2003 to be in the range of $6.12 to $6.32. In addition, the Company expects that full year 2003 spending for automotive fixed assets will be approximately $800 million, compared to $791 million in 2002.

The 2003 outlook above excludes the potential effects, if any, of the Company's impairment review associated with the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 3062 and 3063 related to Goodwill and Other Intangible Assets and Impairment of Long-lived Assets, respectively.

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr.

Magna has approximately 72,000 employees in 201 manufacturing operations and 48 product development and engineering centres in 22 countries.

Magna will hold a conference call for interested analysts and shareholders to discuss the third quarter results and other developments on Thursday, November 6, 2003 at 9:00 a.m. EST. The number to use for this call is 1-800-840-6238. The number for overseas callers is 1-416-641-6684. Please call in 10 minutes prior to the conference call. Magna will also webcast the conference call at www.magna.com. The conference call will be chaired by Belinda Stronach, President and Chief Executive Officer.

For further information, please contact Vincent Galifi or Louis Tonelli at (905) 726-7100.
For teleconferencing questions, please call (905) 726-7103.

This press release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties, which may cause the Company's actual future results and performance to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; price reduction pressures; pressure to absorb certain fixed costs; increased warranty, recall and product liability risk; the impact of financially distressed sub-suppliers; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory change; increased crude oil and energy prices; dependence on certain vehicle programs; fluctuations in relative currency values; unionization activity; threat of work stoppages; the competitive nature of the auto parts supply market; program cancellations, delays in launching new programs and delays in constructing new facilities; completion and integration of acquisitions; disruptions caused by terrorism or war; changes in governmental regulations; the impact of environmental regulations; and other factors as set out in the Company's Annual information Form and annual report on Form 40-F for its financial year ended December 31, 2002 filed with the Canadian securities commissions and the SEC respectively and subsequent public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
[Unaudited]
[United States dollars in millions, except per share figures]

	Note	Three months ended September 30,		Nine months ended September 30,	
		2003	2002	**2003**	2002
			[restated note 2]		*[restated note 2]*
Sales		**$ 3,566**	$ 2,962	**$ 10,722**	$ 8,979
Cost of goods sold		**2,981**	2,476	**8,865**	7,407
Depreciation and amortization		**131**	104	**369**	306
Selling, general and administrative		**244**	187	**726**	559
Interest income, net		**(3)**	(5)	**(10)**	(5)
Equity income		**(3)**	(6)	**(10)**	(17)
Operating income		**216**	206	**782**	729
Other income (loss)	2, 4	**(6)**	15	**(6)**	15
Income from continuing operations before income taxes and minority interest		**210**	221	**776**	744
Income taxes		**74**	67	**266**	243
Minority interest		**14**	16	**59**	55
Net income from continuing operations		**122**	138	**451**	446
Net loss from discontinued operations – MEC	3	**(74)**	(6)	**(67)**	(2)
Net income		**$ 48**	$ 132	**$ 384**	$ 444
Financing charges on Preferred Securities and other paid-in capital		**$ (5)**	$ (5)	**$ (15)**	$ (21)
Foreign exchange loss on the redemption of the 4.875% Convertible Subordinated Debentures	7	**—**	—	**—**	(11)
Net income available to Class A Subordinate Voting and Class B Shareholders		**43**	127	**369**	412
Retained earnings, beginning of period		**2,832**	2,403	**2,570**	2,217
Dividends on Class A Subordinate Voting and Class B Shares		**(32)**	(31)	**(96)**	(88)
Distribution of MID shares	2	**(552)**	—	**(552)**	—
Adjustment for change in accounting policy related to goodwill	5	**—**	—	**—**	(42)
Repurchase of Class A Subordinate Voting Shares	8	**—**	(1)	**—**	(1)
Retained earnings, end of period		**$ 2,291**	$ 2,498	**$ 2,291**	$ 2,498
Earnings per Class A Subordinate Voting or Class B Share from continuing operations:					
Basic		**$ 1.22**	$ 1.48	**$ 4.56**	$ 4.79
Diluted		**$ 1.21**	$ 1.46	**$ 4.54**	$ 4.76
Earnings per Class A Subordinate Voting or Class B Share:					
Basic		**$ 0.45**	$ 1.41	**$ 3.86**	$ 4.77
Diluted		**$ 0.44**	$ 1.40	**$ 3.84**	$ 4.74
Cash dividends paid per Class A Subordinate Voting or Class B Share		**$ 0.34**	$ 0.34	**$ 1.02**	$ 1.02
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period [in millions]:					
Basic		**95.9**	90.3	**95.7**	86.4
Diluted		**96.5**	90.7	**96.1**	90.7

See accompanying notes

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[Unaudited]
[United States dollars in millions]

	Note	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002
			[restated note 2]		*[restated note 2]*
Cash provided from (used for):					
OPERATING ACTIVITIES					
Net income from continuing operations		$ 122	$ 138	$ 451	$ 446
Items not involving current cash flows		188	126	510	380
		310	264	961	826
Changes in non-cash working capital		(391)	(145)	(620)	18
Increase in deferred revenue		12	—	14	69
		(69)	119	355	913
INVESTMENT ACTIVITIES					
Fixed asset additions		(188)	(280)	(499)	(521)
Purchase of subsidiaries		(8)	—	(8)	(3)
Decrease (increase) in investments		5	1	9	(2)
Increase in other assets		(53)	(15)	(117)	(73)
Proceeds from disposition of investments and other		15	6	25	15
		(229)	(288)	(590)	(584)
FINANCING ACTIVITIES					
Net issues (repayments) of debt		119	16	111	(78)
Issues of subordinated debentures by subsidiaries	6	—	—	66	—
Repayments of debentures' interest obligations		(1)	(1)	(4)	(13)
Preferred Securities distributions		(7)	(6)	(20)	(18)
Issues of Class A Subordinate Voting Shares		32	—	38	19
Issues of shares by subsidiaries		1	64	13	66
Repurchase of Class A Subordinate Voting Shares		—	(2)	—	(2)
Dividends paid to minority interests		(4)	(3)	(11)	(9)
Dividends	2	(51)	(29)	(115)	(86)
		89	39	78	(121)
Effect of exchange rate changes on cash and cash equivalents		(11)	(29)	103	—
Net increase (decrease) in cash and cash equivalents during the period		(220)	(159)	(54)	208
Cash and cash equivalents, beginning of period		1,287	1,199	1,121	832
Cash and cash equivalents, end of period		$ 1,067	$ 1,040	$ 1,067	$ 1,040

See accompanying notes

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
[Unaudited]
[United States dollars in millions]

	Note	September 30, 2003	December 31, 2002
			[restated note 2]
ASSETS			
Current assets			
Cash and cash equivalents		$ 1,067	$ 1,121
Accounts receivable		2,784	2,094
Inventories		1,099	916
Prepaid expenses and other		124	78
Discontinued operations – MEC	3	—	160
		5,074	4,369
Investments		130	114
Fixed assets, net		2,984	3,663
Goodwill, net	5	489	466
Future tax assets		162	164
Other assets		312	270
Discontinued operations – MEC	3	—	1,096
		$ 9,151	$ 10,142
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Bank indebtedness		$ 319	$ 223
Accounts payable		2,241	1,954
Accrued salaries and wages		372	304
Other accrued liabilities		210	180
Income taxes payable		3	67
Long-term debt due within one year		34	36
Discontinued operations – MEC	3	—	172
		3,179	2,936
Deferred revenue		78	86
Long-term debt		247	248
Debentures' interest obligation		41	39
Other long-term liabilities		212	186
Future tax liabilities		190	159
Minority interest	6	586	410
Discontinued operations – MEC	3	—	657
		4,533	4,721
Shareholders' equity			
Capital stock	8		
Class A Subordinate Voting Shares			
[issued: 95,229,304; December 31, 2002 – 94,477,224]		1,586	2,487
Class B Shares			
[convertible into Class A Subordinate Voting Shares]			
[issued: 1,096,509]		—	1
Preferred Securities		277	277
Other paid-in capital		67	64
Retained earnings		2,291	2,570
Currency translation adjustment		397	22
		4,618	5,421
		$ 9,151	$ 10,142

See accompanying notes

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.   BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the 2002 annual consolidated financial statements.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2003 and the results of operations and cash flows for the three-month and nine-month periods ended September 30, 2003 and 2002.

2.   DISTRIBUTION OF MID SHARES

[a]   On August 19, 2003, Magna shareholders approved the distribution to shareholders of 100% of the outstanding shares of MI Developments Inc. ["MID"], a wholly owned subsidiary of the Company. MID owns substantially all of Magna's automotive real estate and the Company's former controlling interest in Magna Entertainment Corp. ["MEC"]. On September 2, 2003, the Company distributed 100% of MID's Class A Subordinate Voting and Class B Shares to shareholders of record as of August 29, 2003 and, accordingly, no longer has any ownership interest in MID and MEC.

As required by recent amendments to The Canadian Institute of Chartered Accountants ["CICA"] Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ["CICA 3475"], the Company recognized a non-cash impairment loss at the date of the distribution equal to the excess of the Company's carrying value of the distributed assets over their fair values on the distribution date. The Company recorded impairment losses of $68 million related to MEC and $6 million related to certain real estate properties of MID. The impairment evaluation was completed on an individual asset basis for the real estate properties of MID and based on an assessment of the fair value of MID's controlling interest in MEC.

Immediately prior to the distribution of the MID shares, the Company increased the stated capital of its Class B Shares by way of a transfer from retained earnings of $10 million. On August 29, 2003, the Company recorded the distribution of the MID shares as a reduction of shareholders' equity of $1,492 million, representing Magna's net investment in MID, after the impairment charges described above, plus costs related to the distribution. The distribution was structured as a return of stated capital of the Class A Subordinate Voting and Class B Shares of $939 million and $1 million, respectively. The remaining reduction in shareholders' equity has been recorded as a charge to retained earnings of $552 million.

In accordance with CICA 3475, the financial results of MEC have been disclosed as discontinued operations until August 29, 2003 [note 3]. However, because Magna and its operating subsidiaries will continue to occupy their facilities under long-term leases with MID, the operations of the real estate business of MID cannot be reflected as discontinued operations. Therefore, the results of the real estate business are disclosed in continuing operations in the consolidated financial statements until August 29, 2003.

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2. DISTRIBUTION OF MID SHARES [continued]

[b] Pro forma impact

If the distribution of the Class A Subordinate Voting and Class B Shares of MID had occurred on December 31, 2001, the Company's unaudited pro forma consolidated financial results would have been as follows:

Statements of income

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	**2003**	2002
Sales	**$ 3,565**	$ 2,962	**$ 10,721**	$ 8,979
Cost of goods sold	**2,997**	2,494	**8,927**	7,456
Depreciation and amortization	**125**	97	**350**	290
Selling, general and administrative	**245**	187	**727**	559
Interest income, net	**(3)**	(5)	**(10)**	(5)
Equity income	**(3)**	(6)	**(10)**	(17)
Operating income	**204**	195	**737**	696
Other income	**—**	15	**—**	15
Income before income taxes and minority interest	**204**	210	**737**	711
Income taxes	**72**	63	**256**	235
Minority interest	**14**	16	**59**	55
Net income	**$ 118**	$ 131	**$ 422**	$ 421
Diluted earnings per Class A Subordinate Voting or Class B Share	**$ 1.17**	$ 1.39	**$ 4.24**	$ 4.43

The pro forma income statements eliminate the results of MEC, which have been reported as discontinued operations, and the revenues and expenses of the real estate business of MID prior to August 29, 2003. The pro forma income statements also include adjustments, net of income taxes, to eliminate intercompany interest expense on advances from the Company to MID, to reflect the impact of amending certain leases effective January 1, 2003 and to reflect the impact of the MID distribution on the Company's deferred profit sharing expense and executive compensation.

[c] Cash Distribution

Dividends include $19 million with respect to the MID distribution, which represents the amount of cash held by MID on August 29, 2003.

3. DISCONTINUED OPERATIONS – MEC

The Company's revenues and expenses, cash flows, and assets, liabilities and equity related to MEC are as follows:

Statements of income:

	Two months ended August 29, 2003	Three months ended Sept. 30 2002	**Eight months ended August 29, 2003**	Nine months ended Sept. 30 2002
Sales	**$ 67**	$ 65	**$ 525**	$ 442
Costs and expenses	**84**	82	**520**	425
Operating income (loss)	**(17)**	(17)	**5**	17
Impairment loss recorded on distribution [note 2]	**(68)**	—	**(68)**	—
Dilution loss [a]	**—**	—	**—**	(11)
Income (loss) before income taxes and minority interest	**(85)**	(17)	**(63)**	6
Income taxes	**(7)**	(7)	**3**	7
Minority interest	**(4)**	(4)	**1**	1
Net loss	**$ (74)**	$ (6)	**$ (67)**	$ (2)

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3. DISCONTINUED OPERATIONS – MEC [continued]

[a] In April 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142 million. The Company recognized a loss of $11 million from its ownership dilution arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

Statements of cash flows:

	Two months ended August 29, 2003		Three months ended Sept. 30 2002		Eight months ended August 29, 2003		Nine months ended Sept. 30 2002
Cash provided from (used for):							
OPERATING ACTIVITIES							
Net loss	$	**(74)**	$	(6)	$	**(67)**	$ (2)
Items not involving current cash flows		**70**		(1)		**92**	26
		(4)		(7)		**25**	24
Changes in non-cash working capital		**—**		(4)		**(7)**	(17)
		(4)		(11)		**18**	7
INVESTMENT ACTIVITIES							
Fixed asset additions		**(17)**		(39)		**(45)**	(72)
Increase in other assets		**(4)**		(10)		**(16)**	(13)
Proceeds from disposition of investments and other		**1**		2		**2**	9
		(20)		(47)		**(59)**	(76)
FINANCING ACTIVITIES							
Net repayments of debt		**(3)**		(1)		**(46)**	(10)
Issues of subordinated debentures by subsidiaries		**—**		—		**145**	—
Issues of shares by subsidiaries		**—**		—		**—**	142
		(3)		(1)		**99**	132
Effect of exchange rate changes on cash and cash equivalents		**(3)**		—		**3**	4
Net increase (decrease) in cash and cash equivalents during the period		**(30)**		(59)		**61**	67
Cash and cash equivalents, beginning of period		**197**		184		**106**	58
Cash and cash equivalents, end of period	$	**167**	$	125	$	**167**	$ 125

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3. DISCONTINUED OPERATIONS – MEC [continued]

Balance Sheet:

	December 31, 2002
ASSETS	
Current assets	
Cash and cash equivalents	$ 106
Accounts receivable	46
Inventories	2
Prepaid expenses and other	6
	160
Fixed assets, net	752
Future tax assets	12
Other assets	332
	$ 1,256
LIABILITIES AND MAGNA'S NET INVESTMENT	
Current liabilities	
Bank indebtedness	$ 49
Accounts payable and other accrued liabilities	108
Long-term debt due within one year	15
	172
Deferred revenue	6
Long-term debt	118
Debentures' interest obligation	67
Future tax liabilities	166
Minority interest	300
	829
Magna's net investment in MEC	427
	$ 1,256

4. OTHER INCOME (LOSS)

Other income for 2003 includes $6 million of impairment losses related to certain real estate properties of MID [note 2].

In July 2002, Tesma International Inc. ["Tesma"] completed a public offering by issuing 2.85 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of Cdn$97 million. Magna recognized a gain of $13 million from its ownership dilution arising from the issue.

In July 2002, Decoma International Inc. ["Decoma"] issued 451,400 shares of its Class A Subordinate Voting Stock to satisfy its obligations under Decoma's Deferred Profit Sharing Plan. Magna recognized a gain of $2 million from its ownership dilution arising from the issue.

The gains recognized were not subject to income taxes as the issues were completed on a primary basis by Tesma and Decoma, respectively.

5. GOODWILL AND OTHER INTANGIBLE ASSETS

In 2002, the Company adopted the new accounting recommendations of the CICA for goodwill and other intangible assets. Upon initial adoption of these recommendations, the Company recorded a goodwill writedown of $51 million, of which $15 million related to Decoma's U.K. reporting unit and $36 million related to Intier Automotive Inc.'s ["Intier"] Interiors Europe, Closures Europe and Interiors North America reporting units. Of the total goodwill writedown of $51 million, $42 million was charged against January 1, 2002 opening retained earnings, representing Magna's ownership interest in the writedowns of Decoma and Intier. The balance of the goodwill writedown of $9 million was reflected as a reduction in January 1, 2002 opening minority interest.

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6. DEBENTURES ISSUED BY SUBSIDIARIES

On March 27, 2003, Decoma issued Cdn$100 million of 6.5% convertible unsecured subordinated debentures maturing March 31, 2010. The subordinated debentures are convertible at any time into Decoma Class A Subordinate Voting Shares at a fixed conversion price of Cdn$13.25 per share. All or part of the subordinated debentures are redeemable at Decoma's option between March 31, 2007 and March 31, 2008 if the weighted average trading price of Decoma's Class A Subordinate Voting Shares is not less than Cdn$16.5625 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to March 31, 2008, all or part of the subordinated debentures are redeemable at Decoma's option at any time. On redemption or maturity, Decoma will have the option of retiring the Debentures with Decoma Class A Subordinate Voting Shares and in addition, Decoma may elect from time to time to issue and deliver freely tradable Class A Subordinate Voting Shares to a trustee in order to raise funds to satisfy the obligation to pay interest on the Debentures.

The present value of the principal and interest of the Decoma subordinated debentures and the value ascribed to the holders' conversion option are included in Decoma's equity. Accordingly, such amounts are classified as minority interest in the Company's consolidated balance sheet.

7. REDEMPTION OF THE 4.875% CONVERTIBLE SUBORDINATED DEBENTURES

In May 2002, the Company called for the redemption of the 4.875% Convertible Subordinated Debentures effective June 6, 2002. Prior to June 6, 2002, an aggregate $29 million principal amount of such debentures was converted into 389,719 Class A Subordinate Voting Shares. The $451 million principal amount that remained outstanding was redeemed by issuing 6,155,863 Class A Subordinate Voting Shares.

On redemption, the Company incurred a foreign exchange loss of $11 million related to the equity component of the 4.875% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings. In accordance with the recommendations of the CICA, the foreign exchange loss of $11 million has been recorded as a charge to income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.

8. CAPITAL STOCK

[a] On August 6, 2003, the Company announced that The Toronto Stock Exchange ["TSX"] and the New York Stock Exchange ["NYSE"] accepted notices of the Company's intention to purchase for cancellation and/or for purposes of its long-term retention (restricted share) program up to 3 million of its Class A Subordinate Voting Shares, representing less than 5% of the Company's issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The Company's bid, which is subject to a maximum aggregate expenditure of U.S.$200 million, commenced on August 12, 2003, following the expiry of its prior bid on August 11, 2003, and will expire no later than August 11, 2004.

During the three months ended September 30, 2003, a subsidiary of the Company purchased 75,356 Magna Class A Subordinate Voting Shares for cash consideration of $5 million, which were then awarded on a restricted basis to three executives. During the three months ended September 30, 2002, the Company repurchased for cancellation 33,900 Class A Subordinate Voting Shares for aggregate cash consideration of approximately $2 million. In accordance with the recommendations of the CICA, the excess of the cash paid over the book value of the Class A Subordinate Voting Shares repurchased of $1 million was charged to retained earnings.

[b] As a result of the MID distribution, the stated capital of the Class A Subordinate Voting and Class B Shares was reduced by $939 million and $1 million, respectively [note 2].

[c] The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all dilutive instruments outstanding at September 30, 2003 were exercised:

Class A Subordinate Voting and Class B Shares outstanding at September 30, 2003	96.3
Stock options	2.9
	99.2

The above amounts exclude Class A Subordinate Voting Shares issuable, at the Company's option, to settle the 7.08% subordinated debentures and Preferred Securities on redemption or maturity.

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9. **STOCK BASED COMPENSATION**

[a] The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million]:

| | Options outstanding | | |
	Number of options	Weighted average exercise price	Number of options exercisable
Outstanding at December 31, 2002	3,377,875	Cdn$89.19	1,958,375
Granted	320,000	Cdn$93.19	64,000
Exercised	(36,850)	Cdn$66.55	(36,850)
Outstanding at March 31, 2003	3,661,025	Cdn$89.77	1,985,525
Granted	40,000	Cdn$93.17	8,000
Exercised	(64,150)	Cdn$68.46	(64,150)
Cancelled	(115,000)	Cdn$104.08	(41,000)
Outstanding at June 30, 2003	3,521,875	Cdn$89.73	1,888,375
Exercised	(621,025)	Cdn$73.63	(621,025)
Vested	—	—	25,000
Option repricing related to MID distribution [b]	—	(Cdn$11.98)	—
Outstanding at September 30, 2003	**2,900,850**	**Cdn$80.74**	**1,292,350**

[b] As a result of the dilutive impact of the MID distribution [note 2], all issued but unexercised options for Magna Class A Subordinate Voting Shares were adjusted down by Cdn$11.98 in accordance with the adjustment mechanism prescribed by the TSX. The adjustment mechanism is intended to ensure that the difference between the fair market value of a Class A Subordinate Voting Share and the exercise price of the stock options after the MID distribution is not greater than the difference between the fair market value of a Class A Subordinate Voting Share and the exercise price of the stock options immediately before the MID distribution.

[c] The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870 "Stock-Based Compensation and Other Stock-Based Payments", the Company is required to disclose compensation expense for fixed price stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	5%
Expected dividend yield	1.45%
Expected volatility	24%
Expected time until exercise	4 years

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.   STOCK BASED COMPENSATION [Continued]

For purposes of pro forma disclosures, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three months and nine months ended September 30, 2003 and 2002 would have been as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	**2003**	2002
Pro forma net income	**$ 46**	$ 434	**$ 378**	$ 131
Pro forma earnings per Class A Subordinate Voting or Class B Share				
Basic	**$ 0.43**	$ 4.65	**$ 3.79**	$ 1.40
Diluted	**$ 0.42**	$ 4.63	**$ 3.78**	$ 1.39

The weighted average fair value of options granted during the first nine months of 2003 was Cdn$21.17 [2002 – Cdn$25.08].

[c]   The Company has awarded to three executives an entitlement to Class A Subordinate Voting Shares of the Company and its public subsidiaries in the form of restricted stock. Such shares become available to the executive, subject to acceleration on death and disability, on December 31, 2006, provided certain conditions are met and are to be released in equal amounts over a ten-year period commencing January 1, 2007, subject to forfeiture under certain circumstances. The fair value of the restricted stock grant is amortized to compensation expense from the effective date of the grant to the final vesting date. At September 30, 2003, unamortized compensation expense related to the restricted stock arrangements was $17 million.

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10. SEGMENTED INFORMATION

	Three months ended September 30, 2003			Three months ended September 30, 2002		
	Total sales	Operating income	Fixed assets, net	Total sales	Operating income	Fixed assets, net
Public Automotive Operations						
Decoma International Inc.	$ 574	$ 26	$ 631	$ 480	$ 31	$ 493
Intier Automotive Inc.	1,069	18	504	932	24	444
Tesma International Inc.	255	22	288	226	20	273
Wholly Owned Automotive Operations						
Magna Steyr	659	11	485	528	(4)	509
Other Automotive Operations	1,041	92	1,002	816	69	820
Corporate and other	(32)	47	74	(20)	66	765
Total reportable segments	$ 3,566	$ 216	2,984	$ 2,962	$ 206	3,304
Current assets			5,074			4,350
Investments, goodwill and other assets			1,093			568
Discontinued operations long-term assets			—			824
Consolidated total assets			$ 9,151			$ 9,046

	Nine months ended September 30, 2003			Nine months ended September 30, 2002		
	Total sales	Operating income	Fixed assets, net	Total sales	Operating income	Fixed assets, net
Public Automotive Operations						
Decoma International Inc.	$ 1,763	$ 126	$ 631	$ 1,583	$ 131	$ 493
Intier Automotive Inc.	3,233	85	504	2,807	98	444
Tesma International Inc.	803	78	288	678	67	273
Wholly Owned Automotive Operations						
Magna Steyr	1,703	23	485	1,471	11	509
Other Automotive Operations	3,327	321	1,002	2,513	266	820
Corporate and other	(107)	149	74	(73)	156	765
Total reportable segments	$10,722	$ 782	2,984	$ 8,979	$ 729	3,304
Current assets			5,074			4,350
Investments, goodwill and other assets			1,093			568
Discontinued operations long-term assets			—			824
Consolidated total assets			$ 9,151			$ 9,046

Substantially all of MID's automotive real estate assets that were distributed to shareholders on August 29, 2003 [note 2] were previously included in the Corporate and other segment.

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.

MAGNA INTERNATIONAL INC.
APPENDIX A - PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
[Unaudited]
[United States dollars in millions, except per share figures]

The following unaudited pro forma consolidated financial information has been presented assuming that the MID distribution as described in note 2 to the unaudited interim consolidated financial statements had been completed as of December 31, 2001 for the consolidated statements of income and are unaudited.

The unaudited pro forma consolidated statements of income are provided for information purposes only and may not be indicative of the results that would have occurred if the transactions had been effected on the date indicated or which may be obtained in the future. The unaudited pro forma consolidated financial statements and accompanying notes should be read in conjunction with the Company's consolidated financial statements for the periods presented.

In addition, the Company measures and presents pro forma net income from operations, excluding impairment charges and pro forma diluted earnings per share from operations, excluding impairment charges because they are measures that are widely used by analysts and investors in evaluating the operating performance of the Company. However, such measures do not have any standardized meaning under Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

MAGNA INTERNATIONAL INC.
APPENDIX A - PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
[Unaudited]
[United States dollars in millions, except per share figures]

If the MID distribution had occurred on December 31, 2001, the Company's unaudited pro forma consolidated financial results would have been as follows:

	2002					2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Year to Date
Sales	$ 2,872	$ 3,145	$ 2,962	$ 3,443	$ 12,422	$ 3,496	$ 3,660	$ 3,565	$ 10,721
Cost of goods sold	2,377	2,585	2,494	2,884	10,340	2,909	3,021	2,997	8,927
Depreciation and amortization	95	98	97	110	400	112	113	125	350
Selling, general and administrative	180	192	187	221	780	235	247	245	727
Interest expense (income), net	1	(1)	(5)	(8)	(13)	(3)	(4)	(3)	(10)
Equity income	(4)	(7)	(6)	(6)	(23)	(4)	(3)	(3)	(10)
Impairment charges	—	—	—	36	36	—	—		
Operating income	223	278	195	206	902	247	286	204	737
Other income	—	—	15	—	15	—	—	—	—
Income before income taxes and minority interest	223	278	210	206	917	247	286	204	737
Income taxes	77	95	63	80	315	85	99	72	256
Minority interest	16	23	16	11	66	19	26	14	59
Net income	$ 130	$ 160	$ 131	$ 115	$ 536	$ 143	$ 161	$ 118	$ 422
Addback (deduct):									
Other income	—	—	(15)	—	(15)	—	—	—	—
Impairment charges (net of tax)	—	—	—	27	27	—	—	—	—
Pro forma net income from operations, excluding impairment charges	$ 130	$ 160	$ 116	$ 142	$ 548	$ 143	$ 161	$ 118	$ 422
Diluted earnings per Class A Subordinate Voting or Class B Share	$ 1.39	$ 1.65	$ 1.39	$ 1.15	$ 5.62	$ 1.45	$ 1.61	$ 1.17	$ 4.24
Addback (deduct):									
Other income	—	—	(0.17)	—	(0.16)	—	—	—	—
Impairment charges	—	—	—	0.28	0.29	—	—	—	—
Dilutive impact of foreign exchange loss on redemption of debentures	—	0.05	—	—	—	—	—	—	—
Pro forma diluted earnings per Class A Subordinate Voting or Class B Share from operations, excluding impairment charges	$ 1.39	$ 1.70	$ 1.22	$ 1.43	$ 5.75	$ 1.45	$ 1.61	$ 1.17	$ 4.24

MAGNA INTERNATIONAL INC.
APPENDIX A – NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
[Unaudited]
[United States dollars in millions, except per share figures]

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated statements of income for the periods presented have been prepared from the unaudited consolidated statements of income of the Company. The unaudited pro forma consolidated statements of income have been prepared on the basis of the assumptions and adjustments described in note 2 below and should be read in conjunction with the historical consolidated financial statements of the Company, including the related notes thereto.

The unaudited pro forma consolidated statements of income have been prepared in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"]

The unaudited pro forma consolidated statements of income are not necessarily indicative of the results of operations that would have resulted had the relevant transactions taken place at the date referred to below.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated statements of income have been presented assuming that the reorganization of MID and the distribution by the Company of 100% of the Class A Subordinate Voting and Class B Shares of MID [the "Spin-Off Transactions"] had been completed as of December 31, 2001 and give effect to the following items:

[a] MEC

As a result of the Spin-Off Transactions, the Company will restate its historical consolidated financial statements to reflect the operating results of MEC prior to August 29, 2003 as discontinued operations in accordance with CICA Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations". The pro forma adjustment for MEC eliminates the results for MEC from the Company's income.

[b] Pro forma MID

Under CICA 3475, the operations of the real estate business of MID cannot be reflected as discontinued operations. The pro forma adjustments for MID eliminate the revenues and expenses of the real estate business of MID prior to August 29, 2003 in the manner in which such amounts were recorded in the preparation of the Company's consolidated financial statements and reflect the following adjustments:

(i) Intercompany interest
An adjustment to interest expense to eliminate interest expense incurred by MID on historical advances from the Company since all intercompany advances were eliminated in the initial capitalization of MID.

(ii) Lease amendments
Effective January 1, 2003, the Company amended the terms of certain leases with MID to reduce the remaining lease terms and minimum lease payments, and replace scheduled rent increases with periodic rent increases based on a local price index. As a result of these amendments, the classification of certain leases changed from capital/direct financing to operating.

(iii) Deferred profit sharing and incentive compensation adjustment
As a result of the Spin-Off Transactions, the reduction in the Company's pre-tax income will result in a reduction in deferred profit sharing expense and executive management compensation as determined under the Company's Corporate Constitution.

MAGNA INTERNATIONAL INC.
APPENDIX A – NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
[Unaudited]
[United States dollars in millions, except per share figures]

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS [Continued]

    (iv) Income tax
        The tax effect on the foregoing adjustments, where applicable, has been computed at applicable income tax rates by jurisdiction. In addition, as a result of the distribution, the Company will lose certain tax benefits derived from intercompany interest that was historically charged to MID.

[c] Earnings per Class A Subordinate Voting or Class B Share

The unaudited pro forma earnings per Class A Subordinate Voting or Class B Shares is based on the average number of shares that were issued and outstanding for the periods presented as follows [in millions]:

	2002					2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Year to Date
Diluted	90.6	86.2	90.7	95.8	92.0	95.8	96.0	96.5	96.1
Pro forma diluted, from operations, excluding impairment charges	90.6	91.0	90.7	95.8	92.0	95.8	96.0	96.5	96.1

MAGNA INTERNATIONAL INC.
APPENDIX A - PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
[Unaudited]
[United States dollars in millions, except per share figures]

If the MID distribution had occurred on December 31, 2001, the Company's unaudited pro forma consolidated financial results would have been as follows:

	First Quarter - 2003					First Quarter - 2002				
	As reported	MEC	Restated	Pro forma MID	Pro forma Magna	As reported	MEC	Restated	Pro forma MID	Pro forma Magna
Sales	$ 3,766	$ (270)	$ 3,496	$ —	$ 3,496	$ 3,121	$ (249)	$ 2,872	$ —	$ 2,872
Cost of goods sold	2,887		2,887	22	2,909	2,362		2,362	15	2,377
Depreciation and amortization	118		118	(6)	112	99		99	(4)	95
Selling, general and administrative	235		235		235	180		180		180
Interest expense (income), net	(3)		(3)		(3)	1		1		1
Equity income	(4)		(4)		(4)	(4)		(4)		(4)
Impairment charges	—		—		—	—		—		—
MEC costs and expenses	248	(248)	—		—	217	(217)	—		—
Operating income (loss)	285	(22)	263	(16)	247	266	(32)	234	(11)	223
Other income	—	—	—	—	—	—	—	—	—	—
Income (loss) before income taxes and minority interest	285	(22)	263	(16)	247	266	(32)	234	(11)	223
Income taxes	99	(10)	89	(4)	85	92	(13)	79	(2)	77
Minority interest	24	(5)	19		19	21	(5)	16		16
Net income (loss) from continuing operations	$ 162	$ (7)	$ 155	$ (12)	$ 143	$ 153	$ (14)	$ 139	$ (9)	$ 130
Addback (deduct):										
Other income	—	—	—	—	—	—	—	—	—	
Impairment charges (net of tax)	—	—	—	—	—	—	—	—	—	
Pro forma net income (loss) from operations, excluding impairment charges	$ 162	$ (7)	$ 155	$ (12)	$ 143	$ 153	$ (14)	$ 139	$ (9)	$ 130
Diluted earnings per Class A Subordinate Voting or Class B Share	$ 1.65	$ (0.07)	$ 1.58	$ (0.13)	$ 1.45	$ 1.65	$ (0.16)	$ 1.49	$ (0.10)	$ 1.39
Addback (deduct):										
Other income	—	—	—	—	—	—	—	—	—	—
Impairment charges	—	—	—	—	—	—	—	—	—	—
Dilutive impact of foreign exchange loss on redemption of debentures	—	—	—	—	—	—	—	—	—	—
Pro forma diluted earnings per Class A Subordinate Voting or Class B Share from operations, excluding impairment charges	$ 1.65	$ (0.07)	$ 1.58	$ (0.13)	$ 1.45	$ 1.65	$ (0.16)	$ 1.49	$ (0.10)	$ 1.39

MAGNA INTERNATIONAL INC.
APPENDIX A - PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
[Unaudited]
[United States dollars in millions, except per share figures]

If the MID distribution had occurred on December 31, 2001, the Company's unaudited pro forma consolidated financial results would have been as follows:

	Second Quarter - 2003					Second Quarter - 2002				
	As reported	MEC	Restated	Pro forma MID	Pro forma Magna	As reported	MEC	Restated	Pro forma MID	Pro forma Magna
Sales	$ 3,848	$ (188)	$ 3,660	$ —	$ 3,660	$ 3,273	$ (128)	$ 3,145	$ —	$ 3,145
Cost of goods sold	2,997		2,997	24	3,021	2,569		2,569	16	2,585
Depreciation and amortization	120		120	(7)	113	103		103	(5)	98
Selling, general and administrative	247		247		247	192		192		192
Interest expense (income), net	(4)		(4)		(4)	(1)		(1)		(1)
Equity income	(3)		(3)		(3)	(7)		(7)		(7)
Impairment charges	—		—		—	—		—		—
MEC costs and expenses	188	(188)	—		—	126	(126)	—		—
Operating income (loss)	303	—	303	(17)	286	291	(2)	289	(11)	278
Other income (loss)	—	—	—	—	—	(11)	11	—	—	—
Income (loss) before income taxes and minority interest	303	—	303	(17)	286	280	9	289	(11)	278
Income taxes	103	—	103	(4)	99	98	(1)	97	(2)	95
Minority interest	26	—	26		26	23	—	23		23
Net income (loss) from continuing operations	$ 174	$ —	$ 174	$ (13)	$ 161	$ 159	$ 10	$ 169	$ (9)	$ 160
Addback (deduct):										
Other income (loss)	—	—	—	—	—	11	(11)	—	—	—
Impairment charges (net of tax)	—	—	—	—	—	—	—	—	—	—
Pro forma net income (loss) from operations, excluding impairment charges	$ 174	$ —	$ 174	$ (13)	$ 161	$ 170	$ (1)	$ 169	$ (9)	$ 160
Diluted earnings per Class A Subordinate Voting or Class B Share	$ 1.76	$ 0.00	$ 1.76	$ (0.15)	$ 1.61	$ 1.63	$ 0.12	$ 1.75	$ (0.10)	$ 1.65
Addback (deduct):										
Other income (loss)	—	—	—	—	—	0.13	(0.13)	—	—	—
Impairment charges	—	—	—	—	—	—	—	—	—	—
Dilutive impact of foreign exchange loss on redemption of debentures	—	—	—	—	—	0.05	—	0.05	—	0.05
Pro forma diluted earnings per Class A Subordinate Voting or Class B Share from operations, excluding impairment charges	$ 1.76	$ 0.00	$ 1.76	$ (0.15)	$ 1.61	$ 1.81	$ (0.01)	$ 1.80	$ (0.10)	$ 1.70

MAGNA INTERNATIONAL INC.
APPENDIX A - PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
[Unaudited]
[United States dollars in millions, except per share figures]

If the MID distribution had occurred on December 31, 2001, the Company's unaudited pro forma consolidated financial results would have been as follows:

	Third Quarter - 2003					Third Quarter - 2002				
	As reported	MEC	Restated	Pro forma MID	Pro forma Magna	As reported	MEC	Restated	Pro forma MID	Pro forma Magna
Sales	$ 3,633	$ (67)	$ 3,566	$ (1)	$ 3,565	$ 3,027	$ (65)	$ 2,962	$ —	$ 2,962
Cost of goods sold	2,981		2,981	16	2,997	2,476		2,476	18	2,494
Depreciation and amortization	131		131	(6)	125	104		104	(7)	97
Selling, general and administrative	244		244	1	245	187		187		187
Interest expense (income), net	(3)		(3)		(3)	(5)		(5)		(5)
Equity income	(3)		(3)		(3)	(6)		(6)		(6)
Impairment charges	68	(68)	—		—	—		—		—
MEC costs and expenses	84	(84)	—		—	82	(82)	—		—
Operating income	131	85	216	(12)	204	189	17	206	(11)	195
Other income (loss)	(6)	—	(6)	6	—	15	—	15	—	15
Income (loss) before income taxes and minority interest	125	85	210	(6)	204	204	17	221	(11)	210
Income taxes	67	7	74	(2)	72	60	7	67	(4)	63
Minority interest	10	4	14		14	12	4	16		16
Net income (loss) from continuing operations	$ 48	$ 74	$ 122	$ (4)	$ 118	$ 132	$ 6	$ 138	$ (7)	$ 131
Addback (deduct):										
Other income (loss)	6	—	6	(6)	—	(15)	—	(15)	—	(15)
Impairment charges (net of tax)	68	(68)	—	—	—	—	—	—	—	—
Pro forma net income (loss) from operations, excluding impairment charges	$ 122	$ 6	$ 128	$ (10)	$ 118	$ 117	$ 6	$ 123	$ (7)	$ 116
Diluted earnings per Class A Subordinate Voting or Class B Share	$ 0.44	$ 0.77	$ 1.21	$ (0.04)	$ 1.17	$ 1.40	$ 0.06	$ 1.46	$ (0.07)	$ 1.39
Addback (deduct):										
Other income (loss)	0.07	—	0.07	—	0.07	(0.16)	—	(0.16)	—	(0.16)
Impairment charges	0.70	(0.71)	(0.01)	(0.06)	(0.07)	—	—	—	—	—
Dilutive impact of foreign exchange loss on redemption of debentures	—	—	—	—	—	—	—	—	—	—
Pro forma diluted earnings per Class A Subordinate Voting or Class B Share from operations, excluding impairment charges	$ 1.21	$ 0.06	$ 1.27	$ (0.10)	$ 1.17	$ 1.24	$ 0.06	$ 1.30	$ (0.07)	$ 1.23

MAGNA INTERNATIONAL INC.
APPENDIX A - PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
[Unaudited]
[United States dollars in millions, except per share figures]

If the MID distribution had occurred on December 31, 2001, the Company's unaudited pro forma consolidated financial results would have been as follows:

	Fourth Quarter - 2002					Full Year - 2002				
	As reported	MEC	Restated	Pro forma MID	Pro forma Magna	As reported	MEC	Restated	Pro forma MID	Pro forma Magna
Sales	$ 3,550	$ (107)	$ 3,443	$ —	$ 3,443	$12,971	$ (549)	$12,422	$ —	$12,422
Cost of goods sold	2,866		2,866	18	2,884	10,273		10,273	67	10,340
Depreciation and amortization	116		116	(6)	110	422		422	(22)	400
Selling, general and administrative	221		221		221	780		780		780
Interest expense (income), net	(8)		(8)		(8)	(13)		(13)		(13)
Equity income	(6)		(6)		(6)	(23)		(23)		(23)
Impairment charges	54	(18)	36		36	54	(18)	36		36
MEC costs and expenses	129	(129)	—		—	554	(554)	—		—
Operating income (loss)	178	40	218	(12)	206	924	23	947	(45)	902
Other income	—	—	—	—	—	4	11	15	—	15
Income (loss) before income taxes and minority interest	178	40	218	(12)	206	928	34	962	(45)	917
Income taxes	67	16	83	(3)	80	317	9	326	(11)	315
Minority interest	1	10	11		11	57	9	66		66
Net income (loss) from continuing operations	$ 110	$ 14	$ 124	$ (9)	$ 115	$ 554	$ 16	$ 570	$ (34)	$ 536
Addback (deduct):										
Other income	—	—	—	—	—	(4)	(11)	(15)	—	(15)
Impairment charges (net of tax)	34	(7)	27	—	27	34	(7)	27	—	27
Pro forma net income (loss) from operations, excluding impairment charges	$ 144	$ 7	$ 151	$ (9)	$ 142	$ 584	$ (2)	$ 582	$ (34)	$ 548
Diluted earnings per Class A Subordinate Voting or Class B Share	$ 1.10	$ 0.15	$ 1.25	$ (0.10)	$ 1.15	$ 5.82	$ 0.17	$ 5.99	$ (0.37)	$ 5.62
Addback (deduct):										
Other income (loss)	—	—	—	—	—	(0.04)	(0.12)	(0.16)	—	(0.16)
Impairment charges	0.35	(0.08)	0.27	—	0.28	0.36	(0.07)	0.29	—	0.29
Dilutive impact of foreign exchange loss on redemption of debentures	—	—	—	—	—	—	—	—	—	—
Pro forma diluted earnings per Class A Subordinate Voting or Class B Share from operations, excluding impairment charges	$ 1.45	$ 0.07	$ 1.52	$ (0.10)	$ 1.43	$ 6.14	$ (0.02)	$ 6.12	$ (0.37)	$ 5.75